THE INTEGRITY FUNDS

MANAGEMENT FEE WAIVER and EXPENSE REIMBURSEMENT AGREEMENT

AGREEMENT, effective commencing on August 3, 2015 between Viking Fund Management, LLC, (the "Adviser") and The Integrity Funds (the "Trust") on behalf of the Integrity Growth & Income Fund and the Integrity Dividend Harvest Fund each a series of the Trust (each a "Fund" or collectively the "Funds").

WHEREAS, the Trust currently retains the Adviser to render investment advisory services to the Funds, and the Adviser is willing to furnish such services to the Funds;

NOW THEREFORE, in consideration of the promises and mutual covenants contained in the Investment Advisory Agreement between the parties and herein, it is agreed between the Funds and the Adviser that:

1.

The Adviser agrees to waive its management fee and reimburse expenses, other than taxes, brokerage fees, commissions, extraordinary or non-recurring expenses and acquired fund fees and expenses with respect to the Integrity Growth & Income Fund through April 30, 2017, so that Net Annual Operating Expenses of the Fund do not exceed 2.00% for Class C shares.

2.

The Adviser agrees to waive its management fee and reimburse expenses, other than taxes, brokerage fees, commissions, extraordinary or non-recurring expenses and acquired fund fees and expenses with respect to the Integrity Dividend Harvest Fund through April 30, 2017, so that Net Annual Operating Expenses of the Fund do not exceed 1.70% for Class C shares.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of August 3, 2015.

THE INTEGRITY FUNDS		VIKING FUND MANAGEMENT, LLC
By:	_________________________________	By:	_________________________________
	President		President